25002886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52169

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Templum Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 4 7 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 Madison Avenue, 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Andre Harris	407-288-2110	kharris@templuminc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Ramos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Templum Markets, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Andrea Galanty

ANDREA GALANTY
NOTARY PUBLIC, STATE OF NEW YORK
No. 01GA5043754
Qualified in Queens County
My Commission Expires May 15, 2027

Notary Public

Signature:

Title:
Chief Executive Officer

Dated 3/1/25 (AG)

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

SEC Mail Processing
MAR 17 2025
Washington, DC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TEMPLUM MARKETS LLC

Statement of Financial Condition

Year Ended December 31, 2024

With

Report of Independent Registered Public Accounting Firm

Templum Markets LLC
Financial Condition Index
Year Ended December 31, 2024

Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Templum Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Templum Markets LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2022
Huntingdon Valley, Pennsylvania
March 6, 2025

Templum Markets LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	227,112
Accounts receivable		35,763
Prepaid expenses		30,809
Clearing deposit		50,000
Other assets		9,708
Total Assets	$	353,392
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expense	$	32,642
Payable to clearing firm		4,292
Total liabilities		36,934
Member's equity		316,458
Total Liabilities and Member's Equity	$	353,392

See accompanying notes to Financial Statements

CONFIDENTIAL

1. ORGANIZATION

Templum Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a single member Delaware limited liability company and a wholly owned subsidiary of Templum, Inc. (the "Parent") which is the sole managing member. As a limited liability company, the member's liability is limited to its investment.

The Company is in the business of 1) retailing corporate equity securities over-the-counter on an agency basis 2) retailing corporate equity securities over-the-counter on an riskless principal basis, 3) arranging for transactions in listed securities by exchange member 4) participating as an underwriter or selling group (corporate securities other than mutual funds); 5) retailing mutual fund on an application/subscription basis; 6) retailing mutual fund through fully disclosed clearing firm; 7) providing private placements of securities, including Reg A.; 8) engaging in the sale of limited partnerships in primary or secondary distributions(direct participation program); 9) Operating an alternative trading system (the "ATS"); 10) engaging in Crowd Funding; 11) trading of non-exchange listed real estate investment trusts (REITS); 12) participating in referral business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results can differ from those estimates.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's Net Capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(i) & (k)(2)(ii) as the Company does not hold any customers' funds or securities.

Going Concern

The Company has experienced losses to date and received contributions from its member for working capital. The Company's member has represented that it intends to continue to make capital contributions, as needed, until profitability is achieved. As such, management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis of accounting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash
The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Accounts Receivable
The Company passes through certain clearing costs directly to its customers and record receivables for any uncollected amounts. Management continuously evaluates receivables for collectability, as establishes a reserve in the event any receivable is determined to not be reasonably assured.

Income Taxes
The Company's taxable income or loss is included in the consolidated corporate income tax returns filed by its sole member. The accompanying financial statements reflect the Company's income tax effects as if the Company filed separate tax returns. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to net operating loss carryforwards.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Revenue Recognition
Revenue from contracts with customers consists of commission income. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions revenue and related clearing expenses are recorded on the trade-date as this is when the customer obtains control of the asset and can direct the use of and obtain substantially all of the remaining benefits from the asset.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

3. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent for technology, communications, occupancy and personnel services provided by the Parent. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2024, were $601,271, and no amounts were due as of December 31, 2024. In addition, the Parent at times pays for operating expenses on behalf of the Company for which the Parent subsequently seeks reimbursement. As of December 31, 2024, there were no amounts due to the Parent as a result of these arrangements. Separately, the Company transitioned to remote working therefore, there are no rental of office spaces expense.

The financial position and results of operations might differ from the amounts in the accompanying financial statements if these transactions did not exist.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $100,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2024, the Company's Net Capital was $240,178 which was in excess of the required Net Capital by $140,178. At December 31, 2024, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.15 to 1.

5. CLEARING BROKER AGREEMENT

The Company has an agreement with DriveWealth, LLC (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. In exchange for providing execution and clearing services, the Company shares a portion of the commissions it earns under the agreement with the Clearing Broker. The commissions shared with the Clearing Broker are reflected as commissions expense within the accompanying Statement of Operations. The Company additionally passes through certain clearing charges from the Clearing Broker directly to the Company's customers at cost.

The Company has a deposit with the Clearing Broker that is refundable if, and when, the Company ceases doing business with the Clearing Broker. In accordance with the clearing agreement, the Clearing Broker has the right to charge the Company for certain losses that result from the Company's or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2024.

The payable due to the Clearing Broker arises from the clearing agreement.

6. INCOME TAXES

The Company has a cumulative net operating loss carry forward of approximately $6,700,000 at December 31, 2024 that is available to offset taxable income arising in future years. The potential deferred tax asset arising from the loss carry forward of approximately $1,782,000 at December 31, 2024 has been fully offset by a valuation allowance, as there is less than a 50% probability of it being realized.

7. CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2024, there were no such claims.

8. CONCENTRATIONS

During the year ended December 31, 2024, the Company earned 92% of revenues from two customers.

9. SUBSEQUENT EVENTS

Management has evaluated potential financial statement or disclosure effects from the impact of all subsequent events through the issuance date of these financial statements. No such events require disclosure.